2004 - 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing April 14, 2004 through July 13, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended June 30, 2004, dated July 13, 2004 as well as a copy of the press releases entitled:

-	“Philips Plans NAVTEQ Share Sale”, dated April 20, 2004;

-	“Philips CEO Updates Market at Credit Suisse First Boston Conference”, dated May 5, 2004;

-	“Philips outlines growth plans for Medical and China at meeting with financial analysts”, dated June 9, 2004;

-	“Philips and Neusoft officially launch joint venture on Medical Systems”, dated June 23, 2004;

-	“Philips to acquire leading USA electronics accessories supplier Gemini”, dated July 7, 2004;

-	“Philips Reports net profit of EUR 616 Million in second quarter”, dated July 13, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 13th day of July 2004.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Report on the performance of the Philips Group

‘Safe Harbor’ Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular the outlook paragraph of this report. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates. Rankings are based on sales unless otherwise stated.

Use of Non-GAAP Information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the Annual Report 2003, ‘Financial Statements and Analysis”.

– all amounts in millions of euros unless otherwise stated

– the data included in this report are unaudited

– financial reporting according to US GAAP

Philips reports net profit of EUR 616 million in second quarter

Philips recorded net income of EUR 616 million (EUR 0.48 per share), compared with net income of EUR 42 million (EUR 0.03 per share) in the same period last year.

Sales amounted to EUR 7,280 million, an increase of 11% over the same period last year. The weaker US dollar and dollar-related currencies had a downward effect of 3%. Comparable sales increased by 14%.

Income from operations was a profit of EUR 356 million, compared with a loss of EUR 26 million in Q2 2003.

Unconsolidated companies contributed EUR 430 million to net income, including a gain of EUR 99 million related to InterTrust Technologies Corp. In Q2 2003 results from unconsolidated companies amounted to EUR 108 million.

Cash flow from operating activities was EUR 62 million. In Q2 2003 cash flow from operating activities totaled EUR 148 million. Inventories as a percentage of sales amounted to 12.5%, compared to 12.8% in Q2 2003.

Gerard Kleisterlee,
Philips’ President and CEO:

“Clearly, Philips is on its way to sustained profitability and growth. The Board of Management is pleased to see the strong increase in top-line revenue, with improved income from operations and net income reflecting the benefit of continued financial discipline and focus on execution.

Based on our innovation pipeline, a well-filled order book and a reduced cost structure, we are confident that in the second half of the year we will see ongoing growth in revenues and earnings across our divisions.”

Philips Group

Net income

in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	6,532	7,280
Income (loss) from operations	(26)	356
in % of sales	(0.4)	4.9
Financial income and expenses	(80)	(65)
Income taxes	47	(87)
Results unconsolidated companies	108	430
Minority interests	(7)	(18)

Net income	42	616
Per common share – basic	0.03	0.48

– diluted	0.03	0.48

Sales by sector

in millions of euros unless otherwise stated

			% change
	Q2	Q2		compa-
	2003	2004	nominal	rable
Medical Systems	1,446	1,428	(1)	3
DAP	456	456	0	2
CE	1,980	2,288	16	19
Lighting	1,037	1,079	4	7
Semiconductors	1,114	1,418	27	28
Miscellaneous	499	611	22	20

Philips group	6,532	7,280	11	14

Sales per region

in millions of euros unless otherwise stated

			% change
	Q2	Q2		compa-
	2003	2004	nominal	rable
Europe/Africa	2,761	3,068	11	11
North America	1,914	1,826	(5)	2
Latin America	289	369	28	37
Asia Pacific	1,568	2,017	29	29

Philips group	6,532	7,280	11	14

Highlights in the quarter

     Net income

•	Net income totaled EUR 616 million, compared with net income of EUR 42 million in the same quarter last year.

•	Income from operations was a profit of EUR 356 million, compared with a loss of EUR 26 million in Q2 2003, an improvement of EUR 382 million. Restructuring and impairment charges totaled EUR 50 million, compared with EUR 117 million last year. Pension costs were EUR 45 million, compared with EUR 112 million in Q2 2003.

•	The strong results from unconsolidated companies were primarily fueled by LG.Philips LCD and a one-time gain related to InterTrust Technologies Corp.

     Sales by sector

•	Nominal sales for the group were 11% higher than last year. The weaker US dollar and dollar-related currencies had a downward effect of 3%.

•	Comparable sales at Medical Systems were up by 3%, driven by Computed Tomography and X-Ray. The 2% growth at Domestic Appliances and Personal Care (DAP) was attributable to improved sales at Shaving & Beauty and Food & Beverage. Consumer Electronics (CE) showed strong growth of 19%, driven by Connected Displays and Mobile Infotainment. At Lighting, sales growth was visible across almost all businesses and was driven by innovation. Semiconductors showed 28% comparable growth, the main driver being Mobile Communications.

     Sales per region

•	Sales in Europe/Africa increased by 11%. Semiconductors and CE led with comparable growth of 18%, while DAP posted a 3% decline. Eastern Europe posted comparable growth of 30%.

•	The weaker dollar had an unfavorable effect of 6% on sales in North America. The 2% comparable growth was mainly driven by Lighting.

•	Sales growth in Latin America was fueled by 46% growth at CE.

•	In Asia Pacific, all sectors posted growth, particularly CE and Semiconductors. The growth was mainly driven by 38% comparable growth in China.

Income (loss) from operations by sector

in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Medical Systems	153	132
DAP	75	46
CE	(42)	53
Lighting	119	135
Semiconductors	(139)	143
Miscellaneous	(61)	(55)
Unallocated	(131)	(98)

Income (loss) from operations	(26)	356
in % of sales	(0.4)	4.9

Financial income and expenses

in millions of euros

	Q2	Q2
	2003	2004
Interest expenses (net)	(96)	(64)
Income from non-current financial assets	84	—
Other	(68)	(1)

Total	(80)	(65)

Results unconsolidated companies

in millions of euros

	Q2	Q2
	2003	2004
LG.Philips LCD	69	251
LG.Philips Displays	(1)	5
SSMC (consolidated in 2004)	(7)	—
Others	47	174

Total	108	430

     Income from operations by sector

•	Medical Systems’ income from operations included a EUR 14 million goodwill impairment charge for MedQuist as well as investments in new business initiatives for molecular imaging and diagnostics.

•	DAP’s income from operations included increased investments in advertising and promotion and in expansion of retail channels into emerging markets, as well as higher legal fees.

•	Income from operations at CE improved by EUR 95 million compared with Q2 2003. This was mainly due to savings generated by the Business Renewal Program and higher license income.

•	Lighting’s significant improvement reflects growth through innovation and solid cost control.

•	The strong improvement at Semiconductors was due to higher sales, improved margins and the benefits of earlier restructurings.

•	Unallocated benefited from lower pension costs.

     Financial income and expenses

•	Total financial expenses amounted to EUR 65 million, EUR 15 million below last year’s level.

     Results relating to unconsolidated companies

•	LG.Philips LCD’s contribution of EUR 251 million to net income reflected strong sales growth, firm pricing and effective cost control.

•	A EUR 99 million net gain (after costs and taxes) was recognized by InterTrust Technologies Corp. following its license agreement with Microsoft Corp.

Cash balance

in millions of euros

	Q2	Q2
	2003	2004
Beginning balance	1,568	3,105
Net cash from operating activities	148	62
Gross capital expenditures	(220)	(350)
Acquisitions/divestments	308	(40)
Other cash from investing activities	349	83
Dividend paid	(460)	(460)
Changes in debt/other	(200)	34

Ending balance	1,493	2,434

     Cash balance

•	A dividend of EUR 0.36 per share was paid in respect of the financial year 2003 following the approval of the General Meeting of Shareholders on March 25, 2004.

•	EUR 1 billion of the available cash balance will be used to redeem short-term bonds maturing in Q3 2004.

     Cash flows from operating activities

•	Cash flow from operating activities reflected increased investment in working capital in connection with the higher sales level.

•	Semiconductors and Medical Systems generated a strong cash flow from operating activities.

     Gross capital expenditures

•	Gross capital expenditures of EUR 350 million were EUR 130 million higher than last year, primarily due to higher expenditures at Semiconductors.

•	In Q2 gross capital expenditures totaled EUR 189 million at Semiconductors, mainly for SSMC, EUR 65 million at Miscellaneous for Optical Storage and the High-Tech Campus in The Netherlands, and EUR 33 million at Lighting.

     Inventories

•	Inventories as a percentage of sales amounted to 12.5%, an improvement of 0.3 percentage points compared to Q2 2003.

•	Significant decreases compared to last year were visible at Medical Systems and DAP.

•	Enhanced supply chain and working capital management remains a key area of focus in all businesses.

     Net debt and group equity

•	The increase in net debt during the quarter reflects the reduction in the cash balance, which was mainly a result of the dividend payment of EUR 460 million.

•	Group equity increased by EUR 671 million from the last quarter, driven by net income.

     Employment

•	During Q2 the number of employees increased by 303. Most of these were temporary employees. Headcount increases at Semiconductors and Lighting were partly offset by decreases at Corporate Investments and CE.

•	Compared to Q2 2003 the number of employees increased by 1,687. The increase occurred mainly at Semiconductors (higher level of activity and consolidation of SSMC), Optical Storage and Lighting, while headcount declined at Medical Systems, DAP and CE.

Medical Systems

Medical Systems: key data

in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	1,446	1,428
Sales growth
% nominal	(18)	(1)
% comparable	8	3
Income from operations	153	132
in % of sales	10.6	9.2
Net operating capital (NOC)	4,634	3,763
Number of employees (FTEs)	31,166	30,155

     Business highlights

•	The joint venture between Philips and Neusoft was officially established under the name of Philips and Neusoft Medical Systems Co., Ltd.

•	At the Society of Nuclear Medicine’s 51st annual meeting, Philips launched its Precedence SPECT/CT system, the industry’s first SPECT with multi-slice diagnostic CT system, as a platform to accelerate molecular imaging.

•	Philips entered into a long-term research agreement with the University of Chicago Hospitals. This agreement involves the exchange of Philips’ imaging equipment for the Hospitals’ experience in computer-assisted detection and diagnosis.

     Financial performance

•	Compared to last year, sales decreased 1% nominally, but increased 3% on a comparable basis. Computed Tomography and X-Ray were the main drivers of this growth.

•	All regions contributed to the comparable sales growth, especially EMEA, Asia Pacific and Latin America.

•	Income from operations included a EUR 14 million goodwill impairment charge for MedQuist and investments in new business initiatives for molecular imaging and diagnostics.

•	Cash flow benefited from effective working capital management.

•	The order book is strong. On a comparable basis, order intake increased by about 15% due to product innovations.

     Looking ahead

•	With its positive order intake and strict cost control, Medical Systems is on track to reach 14% EBITA as a percentage of sales in 2004.

Domestic Appliances and Personal Care
DAP: key data

     in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	456	456
Sales growth
% nominal	(13)	0
% comparable	0	2
Income from operations	75	46
in % of sales	16.4	10.1
Net operating capital (NOC)	589	528
Number of employees (FTEs)	8,525	8,301

     Business highlights

•	The new Coolskin additive shaver range was well received by retailers and consumers.

•	Senseo continues to perform strongly in Europe. It is also leading the development of the cup-by-cup coffeemaker market in the USA, where it has tested as the preferred product. More than 6 million Senseo coffeemakers have been sold worldwide since first being brought to the market.

•	Philips DAP Industries Poland was recognized as the most effective company in Poland in the manufacturing and non-finance related sector by the Polish Academy of Science and Ministry of Economics.

     Financial performance

•	Sales were at the same level as last year. On a comparable basis sales grew by 2%, whereas the main markets in which DAP operates were flat or even declining. The comparable growth was primarily driven by improved sales at Shaving & Beauty and Food & Beverage.

•	Income from operations included approximately EUR 20 million for increased investments in advertising and promotion and in expansion of retail channels into emerging markets as well as increased legal expenses. Solid gross margins were maintained.

•	Continued focus on asset management led to a reduction in net operating capital compared to Q2 2003.

     Looking ahead

•	Focus on launching new products, extending partnerships, expanding retail channels into emerging markets and enhancing purchasing and cost savings.

•	Investments in advertising and promotion will be ongoing in Q3 and Q4.

•	Continuous competitive pressure in North America and Western Europe.

Consumer Electronics

Consumer Electronics: key data

     in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	1,980	2,288
Sales growth
% nominal	(18)	16
% comparable	(5)	19
Income (loss) from operations	(42)	53
in % of sales	(2.1)	2.3
Net operating capital (NOC)	201	133
Number of employees (FTEs)	18,609	17,716

     Business highlights

•	Introduction of Nike-Philips sports-inspired portable audio range, including MP3RUN, an MP3 player with a personal coach for fitness performance monitoring.

•	Flat TV market share in the top 10 European markets increased to above 20%.

•	Philips announced the acquisition of the leading North American electronics accessories supplier Gemini.

•	As an important step within the Business Renewal Program, Philips outsourced its after-sales service activities in the US to IBM in order to increase efficiency and cost productivity and to streamline processes.

•	Philips was recognized as the official electronics technology supplier for Ocean’s 12, which will be released in December 2004.

     Financial performance

•	CE sales (excluding Licenses) amounted to EUR 2,180 million, reflecting strong comparable growth of 18%, driven by Connected Displays and Mobile Infotainment in particular. Growth was visible in all regions, particularly in Europe and Asia Pacific.

•	Income from operations (excluding Licenses) was a loss of EUR 34 million, including EUR 18 million restructuring costs. This represents a EUR 64 million improvement compared with last year and is largely attributable to top-line growth and savings generated by the Business Renewal Program.

•	Sales of Licenses amounted to EUR 108 million. This resulted in income from operations of EUR 87 million (including EUR 36 million for past-use licenses), compared to EUR 56 million last year (including EUR 18 million for past-use licenses). Higher volumes and the increase in past-use license income drove the improvement.

     Looking ahead

•	The Business Renewal Program remains on target to achieve EUR 400 million savings by year-end 2005. Restructuring charges are expected to amount to approximately EUR 30 million in Q3 and approximately EUR 20 million in Q4.

•	Certain markets in Europe are weak.

Lighting

Lighting: key data
   in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	1,037	1,079
Sales growth
% nominal	(13)	4
% comparable	(1)	7
Income from operations	119	135
in % of sales	11.5	12.5
Net operating capital (NOC)	1,775	1,641
Number of employees (FTEs)	44,044	44,516

     Business highlights

•	A new permanent lighting installation was supplied for the Eiffel Tower in Paris, providing a 30% energy saving compared with the previous installation.

•	In Shihwa, Korea, a production plant for car headlights was opened to support the growth of the Automotive Lighting business in Asia Pacific.

•	A UHP assembly plant was opened in Malu, China.

     Financial performance

•	Sales increased on both a nominal and comparable basis, by 4% and 7% respectively, compared to last year. This improvement was primarily led by innovative new products in Lighting Electronics, Automotive, Special Lighting & UHP and to a lesser extent Lamps.

•	Income from operations improved to 12.5% of sales, a level not seen in Q2 since 2000, reflecting the improved markets and a successful drive towards operational excellence.

     Looking ahead

•	Focus on profitable growth driven by innovation and cost management.

•	Continue to build capacity for innovative products.

•	Continue to optimize supply chain management and asset utilization.

Semiconductors

Semiconductors: key data
    in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	1,114	1,418
Segment revenues	1,155	1,460
Segment revenues growth
% nominal	(20)	26
% comparable	(6)	27
Income (loss) from operations	(139)	143
in % of segment revenues	(12.0)	9.8
in % of sales	(12.5)	10.1
Net operating capital (NOC)	3,132	3,254
Number of employees (FTEs)	33,943	36,050

     Business highlights

•	A significant milestone was passed in putting 90-nm CMOS chips into production at the Crolles2 and TSMC wafer fabs in France and Taiwan.

•	Five new companies have joined the Nexperia™ Home Partner Program. There are now 17 independent software vendors and partners in the program.

•	A new Nexperia™ semiconductor reference design was introduced, which will help consumer electronics manufacturers produce high-quality, low-cost DVD video recorders.

     Financial performance

•	Sequential revenues, excluding Mobile Display Systems (MDS), increased by 7% in US dollar terms. Sequential revenues of MDS declined by 7% in US dollar terms.

•	The book-to-bill ratio at quarter’s end remains strong at 1.13, despite a slight decrease from 1.25 at the end of Q1 2004.

•	The improvement in income from operations compared to Q1 was driven by the Standard Products and Mobile Communications businesses and higher loading of our manufacturing operations.

•	Income from operations in Q2 2003 was negatively impacted by accelerated asset depreciation and restructuring charges totaling EUR 90 million.

•	The wafer-fab utilization rate rose to 99% in Q2 from 90% in Q1.

     Looking ahead

•	Low-single-digit sequential increase in segment revenues expected in Q3 2004 (in USD terms).

•	Restructuring charges expected in the second half of the year (probably Q4) in connection with the reorganization of the plant in Nijmegen, The Netherlands.

Miscellaneous

Miscellaneous: key data
    in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	499	611
Sales growth
% increase, nominal	(37)	22
% comparable	(11)	20
IFO Technology Cluster	(47)	(75)
IFO Corp. Investments and others	(14)	20

Income (loss) from operations	(61)	(55)
in % of sales	(12.2)	(9.0)
Net operating capital (NOC)	(135)	139
Number of employees (FTEs)	25,064	26,221

     Business highlights

•	Philips started shipping its 16x double-layer DVD writer to leading PC manufacturers. By the end of 2004 production volume is expected to be 600,000 units per month.

•	A memorandum of understanding was signed with Chinese Renmin University for an IP academy, to start in September 2004.

•	Three Industrial Design Excellence Awards (IDEA) were received from the Industrial Designers Society of America.

     Financial performance Technology Cluster

•	Results in the Technology Cluster were impacted by higher investments in development projects for new technologies.

     Financial performance Corp. Investments/others

•	The increase in nominal sales was mainly driven by Optical Storage, Navigation Technologies (NAVTEQ) and Philips Enabling Technologies Group (ETG).

•	Optical Storage and NAVTEQ continued to perform strongly. Income from operations at Assembléon and ETG improved compared to Q2 2003.

     Looking ahead

•	Secondary offering of shares of NAVTEQ common stock planned for Q3.

•	Further execution of divestment program expected, assuming market conditions continue to improve.

Unallocated

Unallocated: key data
    in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Corporate and regional overheads	(65)	(74)
Pensions	(66)	(24)

Income (loss) from operations	(131)	(98)
Number of employees (FTEs)	2,577	2,656

     Business highlights

•	E.com rating announced: Philips Annual Report 2003 into the world top 3, and an A+ rating.

•	Philips recognized as the best investor relations company in its sector in Europe by Institutional Investor.

•	Independent research identifies Philips as the second highest scoring company in applying the Dutch code on corporate governance.

•	Philips presented with the James Jackson Award in the UK for authority and competence in the field of EcoDesign.

     Financial performance

•	Corporate and Regional Overhead costs came in EUR 9 million higher than in Q2 2003, primarily due to higher personnel-related costs.

•	Pension costs decreased by EUR 42 million compared to Q2 2003, mainly due to lower pension costs in the Netherlands.

     Looking ahead

•	In Q3 income from operations related to pensions/postretirement benefit costs in the sector Unallocated is expected to be at approximately the same level as in Q2 2004.

•	Increased cost expected in the second half of the year due to higher marketing investments and the roll-out of the new brand positioning.

Joint ventures LG.Philips LCD and LG.Philips Displays

LG.Philips LCD joint venture (100%)
     in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	954	1,666
Sales growth
% nominal	8	75
Income from operations	125	546
in % of sales	13.1	32.8
Net income (100%)	138	503
Net income (Philips share = 50%)	69	251

LG.Philips Displays joint venture (100%)
in millions of euros unless otherwise stated

	Q2	Q2
	2003	2004
Sales	780	859
Sales growth
% nominal	(32)	10
Income (loss) from operations	(35)	46
in % of sales	(4.5)	5.4
Net income (loss) (100%)	(2)	9
Net income (loss) (Philips share = 50%)	(1)	4
Net operating capital (NOC)	2,419	1,476
Number of employees (FTEs)	28,835	24,548

     LG.Philips LCD joint venture (100%)

•	Sales at LG.Philips LCD grew by 12% sequentially (7% in local currency), driven by higher volume shipments and improved average sales prices of large-size panels. Compared to last year, sales were up 75% due to the increased market demand.

•	Income from operations amounted to 32.8% of sales, marginally above the level of Q1.

     LG.Philips Displays joint venture (100%)

•	Q2 sales were driven by increased demand for both television and monitor tubes, partly due to high LCD panel prices. Sales of television tubes were strong, especially in the Americas and the Asia Pacific region.

•	Sequentially, sales grew by 7% due to higher volumes. Sales were up on last year’s level by 10% in euro terms and 17% in US dollar terms.

•	Income from operations improved from Q1, helped by better margins. Restructuring charges amounted to EUR 8 million.

•	The positive operating cash flow was maintained in Q2.

Philips group

The 1st six months 2004

•	Net profit EUR 1,166 million

•	Nominal sales growth of 7% – comparable sales up 11%, driven by Semiconductors and Consumer Electronics

•	Income from operations EUR 574 million

•	Unconsolidated companies contributed EUR 887 million to net income

•	Cash flow from operating activities EUR 466 million

•	Net debt : group equity ratio 21 : 79

Net income
   in millions of euros

	Jan.-	Jan.-
	June	June
	2003	2004
Sales	13,031	13,911
Income from operations	6	574
in % of sales	0.0	4.1
Financial income and expenses	(162)	(131)
Income taxes	59	(133)
Results unconsolidated companies	84	887
Minority interests	(14)	(31)

Net income (loss)	(27)	1,166
Per common share - basic	(0.02)	0.91
- diluted	(0.02)	0.91

Highlights in the 1st half year

     Net income

•	Net income was a profit of EUR 1,166 million, compared to a net loss of EUR 27 million in the first half of 2003.

•	Sales amounted to EUR 13,911 million and were 7% higher than in the same period last year. The weaker US dollar and dollar-related currencies had a downward effect of 5%, while a 1% upwards effect was mainly due to the consolidations of SSMC in 2004 and the BenQ joint venture at Optical Storage in 2003.

•	Comparable sales increased 11%, predominantly due to strong sales growth at Semiconductors (26%) and CE (14%). Sales growth at Medical Systems was 3%. Lighting was solid at 4%. At DAP, soft market conditions, in particular in Western Europe and North America, led to 3% lower sales.

•	Income from operations was a profit of EUR 574 million, compared to a profit of EUR 6 million in the same period last year. Restructuring and impairment charges totaled EUR 66 million, compared to EUR 192 million in the first half of last year. Pension costs amounted to EUR 177 million, compared to EUR 230 million in the same period last year.

•	Unconsolidated companies contributed EUR 887 million to net income, compared to EUR 84 million in the first six months of 2003. Contributing to these improved results were a dilution gain of EUR 156 million on Philips’ participation in Atos Origin and a net gain of EUR 99 million related to InterTrust Technologies Corp. LG.Philips LCD contributed EUR 466 million, an increase of EUR 414 million, driven by much higher sales volumes and increased panel prices.

Other information

Other information

As announced earlier, MedQuist, in which Philips holds approximately 70.9% of the common stock, engaged Debevoise & Plimpton, independent outside counsel, supported by PricewaterhouseCoopers, to assist with a review of MedQuist’s billing practices and related matters. MedQuist indicated that it was unable to predict when the review or the audit of its fiscal year 2003 results will be completed. MedQuist also stated that it was unable to assess whether the results of the review of its billing practices may have a material impact on its reported revenues and consolidated results of operations and financial position.

Philips reviewed the valuation of its investment in MedQuist on the basis of available data and determined that the investment is impaired as a result of underperformance of MedQuist in the current reporting period against expectations. In relation to this underperformance Philips has recognized an impairment charge of EUR 14 million in the second quarter. A full goodwill impairment test of the MedQuist investment cannot be completed in view of the fact that the outcome of MedQuist’s review of its billing practices and related matters is as yet unknown. Therefore, any possible impact of the review on the valuation of MedQuist cannot presently be determined, and the EUR 14 million impairment charge recognized by Philips in this period does not reflect effects that the ongoing review of MedQuist may have on its results. The report from the independent investigation is expected soon. After the review and the audit of the MedQuist financial statements have been completed, an in depth-assessment of the strategic plan of MedQuist will be performed and the goodwill impairment test will be completed taking into consideration any changes that might result from the review.

In 2002, MedQuist had total sales of EUR 514 million and income from operations of EUR 76 million. At the end of June 2004 the goodwill of MedQuist was valued at EUR 618 million by Philips.

A refinancing package has been concluded with the financiers of LG.Philips Displays (LPD) for restructuring of its debt, resulting in extended maturities and reduced interest rates. The parent companies LG Electronics and Philips have each agreed to provide, in Q3 2004, an equity contribution of USD 250 million and a guarantee of USD 50 million as security for principal, interest and fees payable by LPD. At the same time, the existing USD 200 million guarantee from each shareholder will lapse.

LG.Philips LCD Co., Ltd. (LPL) of Korea, in which Philips holds a 50% interest, is preparing for an initial public offering of its common shares on the Korea Stock Exchange and (in the form of common shares represented by American Depositary Shares) on the New York Stock Exchange. Registration Statements have been filed with the Korean Financial Supervisory Commission and US Securities and Exchange Commission. As part of the offering, LPL expects to offer up to 33.6 million new shares, and the two shareholders, Philips and LG Electronics, expect to each offer up to 5.15 million of their LPL shares (excluding over-allotment options to be granted to the underwriting banks). As a result, Philips’ ownership interest in LPL will go down to 43.2%, or 42.2% if the over-allotment options are exercised in full.

NAVTEQ Corporation – of which Philips owns approximately 83% of the issued share capital – is contemplating a secondary offering on the New York Stock Exchange, which is expected to reduce Philips’ shareholding in the company to 45%. An over-allotment option to be granted to the underwriting banks will, if executed, lead to a further reduction of Philips’ shareholding to approximately 38.8%. A Registration Statement has been filed with the US Securities and Exchange Commission.

Outlook

Outlook

Supported by a strong order intake, Medical Systems is on track to achieve its target of 14% EBITA (12.2% income from operations) in 2004. We expect that Semiconductors, building upon the success of its Nexperia chips, will finish the year strongly with a seasonality-driven Q4. Lighting is moving to a higher growth level, supported by a growing portfolio of innovative, high margin products and applications. Despite operating in a soft market, Domestic Appliances and Personal Care will achieve sales growth, supported by increased investment in marketing and new product introductions, and will improve its operating margins. At Consumer Electronics, market leadership in key product categories and the roll-out of the Business Renewal Program, which is intended to reduce the division’s cost structure by EUR 400 million by year-end 2005, are important drivers of profitability.

Our ‘Towards One Philips’ program will deliver further benefits in terms of synergies and new ways of working, enabling additional savings on indirect costs throughout the remainder of the year. Our ongoing transformation into a truly market-driven company is reflected in our investments in marketing, which – together with our strong R&D position – will help us to deliver the advanced and exciting products that our customers want.

Amsterdam, July 13, 2004

Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	2nd quarter		January to June
	2003	2004	2003	2004
Sales	6,532	7,280	13,031	13,911
Cost of sales	(4,405)	(4,842)	(8,759)	(9,280)

Gross margin	2,127	2,438	4,272	4,631
Selling expenses	(1,078)	(1,087)	(2,199)	(2,092)
General and administrative expenses	(371)	(331)	(744)	(692)
Research and development expenses	(650)	(654)	(1,283)	(1,268)
Impairment of goodwill	1	(14)	(9)	(14)
Restructuring and asset impairments	(118)	(36)	(183)	(52)
Other business income (expenses)	63	40	152	61

Income from operations	(26)	356	6	574
Financial income and expenses	(80)	(65)	(162)	(131)

Income (loss) before taxes	(106)	291	(156)	443
Income tax (expense) benefit	47	(87)	59	(133)

Income (loss) after taxes	(59)	204	(97)	310
Results relating to unconsolidated companies including net dilution gain of EUR 156 million (2003: nil)	108	430	84	887
Minority interests	(7)	(18)	(14)	(31)

Income (loss) before cumulative effect of a change in accounting principles	42	616	(27)	1,166
Cumulative effect of a change in accounting principles, net of tax	—	—	—	—

Net income (loss)	42	616	(27)	1,166
Income from operations
as a % of sales	(0.4)	4.9	0.0	4.1
Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic			1,276,544	1,280,034
• diluted			1,277,740	1,283,941
Basic earnings per common share in euros:
Income (loss) before cumulative effect of a change in accounting principles	0.03	0.48	(0.02)	0.91
Net income (loss)	0.03	0.48	(0.02)	0.91
Diluted earnings per common share in euros:
Income (loss) before cumulative effect of a change in accounting principles	0.03	0.48	(0.02)	0.91
Net income (loss)	0.03	0.48	(0.02)	0.91

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from accounting principles as required by Dutch law (Dutch GAAP). Net income determined in accordance with Dutch GAAP amounted to a profit of EUR 962 million in the first six months of 2004, compared to a loss of EUR 383 million in the corresponding period last year. These aggregate amounts result in basic earnings per common share of a profit of EUR 0.75 in January-June 2004 compared to a loss of EUR 0.30 last year. The difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP and by income recognition in respect of reversals of security impairments under Dutch GAAP.

Consolidated balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

Consolidated balance sheet

	June 30,	December 31,	June 30,
	2003	2003	2004
Current assets:
Cash and cash equivalents	1,493	3,072	2,434
Receivables	4,801	4,628	4,863
Inventories	3,740	3,204	3,738
Other current assets	841	599	870

Total current assets	10,875	11,503	11,905
Non-current assets:
Investments in unconsolidated companies	5,893	4,841	5,910
Other non-current financial assets	1,193	1,213	1,316
Non-current receivables	234	218	252
Other non-current assets	2,381	2,581	2,492
Property, plant and equipment	5,234	4,879	5,394
Intangible assets excluding goodwill	1,520	1,271	1,192
Goodwill	3,003	2,494	2,581

Total assets	30,333	29,000	31,042
Current liabilities:
Accounts and notes payable	2,743	3,205	3,362
Accrued liabilities	3,230	2,754	2,983
Short-term provisions	1,011	949	884
Other current liabilities	643	649	646
Short-term debt	1,749	1,684	1,936

Total current liabilities	9,376	9,241	9,811
Non-current liabilities:
Long-term debt	5,185	4,192	4,210
Long-term provisions	2,050	1,976	2,014
Other non-current liabilities	590	653	736

Total liabilities	17,201	16,062	16,771
Minority interests	182	175	327
Stockholders’ equity	12,950	12,763	13,944

Total liabilities and equity	30,333	29,000	31,042
Number of common shares outstanding at the end of period (in thousands)	1,277,082	1,280,686	1,279,958
Ratios
Stockholders’ equity,	12,950	12,763	13,944
per common share in euros	10.14	9.97	10.89
Inventories as a % of sales	12.8	11.0	12.5
Net debt : group equity ratio	29:71	18:82	21:79

Stockholders’ equity determined in accordance with Dutch GAAP amounted to EUR 13,116 million as of June 30, 2004 compared to EUR 13,944 million under US GAAP. The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Consolidated statements of cash flows *

all amounts in millions of euros

		2ndquarter	January to June
	2003	2004	2003	2004
Cash flows from operating activities:
Net income (loss)	42	616	(27)	1,166
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	482	418	955	796
Impairment of equity investments	9	1	9	4
Net gain on sale of assets	(116)	(28)	(160)	(45)
Income from unconsolidated companies (net of dividends received)	(108)	(423)	(83)	(877)
Minority interests (net of dividends paid)	1	11	14	24
Increase in working capital/other current assets	(172)	(404)	(799)	(640)
(Increase) decrease in non-current receivables/other assets	(2)	(63)	58	104
Decrease in provisions	(59)	(67)	(97)	(74)
Other items	71	1	73	8

Net cash provided by (used for) operating activities	148	62	(57)	466
Cash flows from investing activities:
Purchase of intangible assets	(23)	(16)	(51)	(30)
Capital expenditures on property, plant and equipment	(220)	(350)	(397)	(622)
Proceeds from disposals of property, plant and equipment	57	70	91	97
Cash from derivatives	247	29	388	37
Proceeds from sale (purchase) of other non-current financial assets	68	—	104	6
Proceeds from sale of businesses (purchase of businesses)	308	(40)	151	(58)

Net cash provided by (used for) investing activities	437	(307)	286	(570)
Cash flows before financing activities	585	(245)	229	(104)
Cash flows from financing activities:
(Decrease) increase in debt	(122)	21	(56)	(191)
Treasury stock transactions	8	13	16	(34)
Dividends paid	(460)	(460)	(460)	(460)

Net cash used for financing activities	(574)	(426)	(500)	(685)
Increase (decrease) in cash and cash equivalents	11	(671)	(271)	(789)
Effect of change in consolidations on cash positions	—	1	—	117
Effect of changes in exchange rates on cash positions	(86)	(1)	(94)	34
Cash and cash equivalents at beginning of the period	1,568	3,105	1,858	3,072

Cash and cash equivalents at end of period	1,493	2,434	1,493	2,434

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity

all amounts in millions of euros

	January to June 2004
				Accumulated other comprehensive income (loss)
					Available	Minimum			Total
		Capital in excess	Retained	Translation	for sale	pension	Cash flow	Treasury	stock-holders’
	Common stock	of par value	earnings	differences	securities	liability	hedges	shares at cost	equity
Balance as of December 31, 2003	263	71	16,970	(3,364)	416	(362)	25	(1,256)	12,763
Net income			1,166						1,166
Net current period change				381	135	(12)	(17)		487
Reclassifications into income							5		5

Total comprehensive income (loss), net of tax			1,166	381	135	(12)	(12)		1,658
Dividend payable			(460)						(460)
Purchase of treasury stock								(96)	(96)
Re-issuance of treasury stock		(8)						77	69
Stock options: compensation plans		10							10

Balance as of June 30, 2004	263	73	17,676	(2,983)	551	(374)	13	(1,275)	13,944

Product sectors

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

	2nd quarter
	2003			2004
	segment	Income (loss) from		segment	Income(loss) from
	revenues	operations		revenues	operations
			as % of			as % of
			segment			segment
		amount	revenues		amount	revenues
Medical Systems	1,450	153	10.6	1,433	132	9.2
DAP	459	75	16.3	459	46	10.0
Consumer Electronics	1,999	(42)	(2.1)	2,308	53	2.3
Lighting	1,042	119	11.4	1,087	135	12.4
Semiconductors	1,155	(139)	(12.0)	1,460	143	9.8
Miscellaneous	698	(61)	(8.7)	827	(55)	(6.7)
Unallocated		(131)			(98)

Total	6,803	(26)		7,574	356
Intersegment revenues	(271)			(294)

Sales	6,532			7,280
Income from operations as a % of sales		(0.4)			4.9

Product sectors (continued)

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

	January to June
	2003			2004
	segment	Income (loss) from		segment	Income(loss) from
	revenues	operations		revenues	operations
			as % of			as % of
			segment			segment
		amount	revenues		amount	revenue
Medical Systems	2,782	223	8.0	2,695	224	8.3
DAP	922	156	16.9	856	90	10.5
Consumer Electronics	3,961	31	0.8	4,337	112	2.6
Lighting	2,202	292	13.3	2,171	300	13.8
Semiconductors	2,328	(317)	(13.6)	2,809	218	7.8
Miscellaneous	1,387	(117)	(8.4)	1,614	(118)	(7.3)
Unallocated		(262)			(252)

Total	13,582	6		14,482	574
Intersegment revenues	(551)			(571)

Sales	13,031			13,911
Income from operations as a % of sales		0.0			4.1

Product sectors, main countries and regions

all amounts in millions of euros

Sales and total assets

	Sales (to third parties)		Total assets
	January to June		June 30,	June 30,
	2003	2004	2003	2004
Medical Systems	2,775	2,686	6,427	5,627
DAP	914	849	925	888
Consumer Electronics	3,923	4,299	2,421	2,500
Lighting	2,191	2,156	2,598	2,539
Semiconductors	2,240	2,722	6,292	4,802
Miscellaneous	988	1,199	5,277	7,425
Unallocated	—	—	6,393	7,261

Total	13,031	13,911	30,333	31,042

Sales and long-lived assets

	Sales (to third parties)		Long-lived assets *
	January to June		June 30,	June 30,
	2003	2004	2003	2004
Netherlands	563	560	1,553	1,541
United States	3,508	3,253	4,865	3,984
Germany	991	1,106	643	595
France	882	892	226	195
United Kingdom	524	552	268	244
China	1,153	1,436	339	386
Other countries	5,410	6,112	1,863	2,222

Total	13,031	13,911	9,757	9,167

* Includes property, plant and equipment and intangible assets-net.

Sales by region

	Sales (to third parties)
	January to June
	2003	2004
Europe/Africa	5,725	6,007
North America	3,673	3,433
Latin America	525	643
Asia Pacific	3,108	3,828

Total	13,031	13,911

Pension costs

all amounts in millions of euros unless otherwise stated

In accordance with SFAS No. 132 (revised 2003) the components of net periodic pension costs and costs of postretirement benefits other than pensions are the following:

Net periodic pension costs of defined benefit plans

	2nd quarter 2004		January to June 2004
	Netherlands	Other	Netherlands	Other
Service cost-benefits earned during the period	39	29	91	57
Interest cost on the projected benefit obligation	145	96	305	189
Expected return on plan assets	(179)	(92)	(363)	(181)
Net amortization of unrecognized net transition (assets)/liabilities	—	—	—	8
Net actuarial (gain) loss recognized	—	7	(2)	16
Amortization of prior service cost	(14)	7	(14)	13
Settlement (gain) loss	—	—	34	1
Curtailment loss	—	—	—	—
Other	(7)	1	(4)	2

Net periodic cost	(16)	48	47	105

The net periodic pension costs in the second quarter of 2004 amounted to EUR 45 million, of which EUR 32 million for defined benefit plans (The Netherlands EUR (16) million, Other countries EUR 48 million) and EUR 13 million related to defined contribution plans outside the Netherlands.

Net periodic costs of postretirement benefits other than pensions

	2nd quarter 2004		January to June 2004
	Netherlands	Other	Netherlands	Other
Service cost-benefits earned during the period	3	1	6	2
Interest cost on the accumulated postretirement benefit obligation	5	5	9	12
Expected return on plan assets	—	—	—	—
Amortization of unrecognized transition obligation	1	2	2	3
Net actuarial loss recognized	2	2	3	3
Amortization of prior service cost	—	—	—	—
Settlement (gain) loss	—	—	—	—
Curtailment loss	—	—	—	2
Other	—	—	—	—

Net periodic cost	11	10	20	22

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

	2003				2004
	1stquarter	2ndquarter	3rdquarter	4thquarter	1stquarter	2ndquarter	3rdquarter	4thquarter
Sales	6,499	6,532	6,989	9,017	6,631	7,280
% increase	(14)	(18)	(4)	1	2	11
Income (loss) from operations	32	(26)	(126)	608	218	356
as % of sales	0.5	(0.4)	(1.8)	6.7	3.3	4.9
% increase	(56)	.	.	.	.	.
Net income (loss)	(69)	42	124	598	550	616
% increase	.	.	.	.	.	.
per common share in euros	(0.05)	0.03	0.10	0.46	0.43	0.48

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,499	13,031	20,020	29,037	6,631	13,911
% increase	(14)	(16)	(13)	(9)	2	7
Income (loss) from operations	32	6	(120)	488	218	574
as % of sales	0.5	0.0	(0.6)	1.7	3.3	4.1
% increase	(56)	.	.	16	.	.
Net income (loss)	(69)	(27)	97	695	550	1,166
% increase	.	.	.	.	.	.
as a % of stockholders’ equity (ROE)	(2.1)	(0.3)	1.0	5.3	18.5	19.0
per common share in euros	(0.05)	(0.02)	0.08	0.54	0.43	0.91

	period ending 2003				period ending 2004
Inventories as % of sales	12.1	12.8	13.4	11.0	12.1	12.5
Net debt : group equity ratio	30:70	29:71	28:72	18:82	18:82	21:79
Total employees (in thousands)	166	164	166	164	165	166

Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

April 20, 2004

Philips Plans NAVTEQ Share Sale

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that NAVTEQ Corporation – in which Philips owns approximately 83% of the issued share capital — has filed a registration statement on Form S-1 with the Securities and Exchange Commission (“SEC”) relating to a contemplated $500 million secondary offering of shares of common stock. The contemplated offering remains subject to a number of conditions, including the circulation of a preliminary prospectus and the declaration by the SEC of the effectiveness of NAVTEQ’s registration statement relating to the offering.

The shares in this offering are being offered by Philips and NavPart I B.V, NAVTEQ’s principal stockholders. The size of the sale of NAVTEQ shares by Philips and NavPart I B.V will depend upon prevailing market conditions at the time of the offering. The managing underwriters will be Credit Suisse First Boston LLC and Merrill Lynch Pierce, Fenner & Smith Incorporated.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Once available, preliminary prospectuses may be obtained directly from:
Credit Suisse First Boston LLC
Prospectus Department
Eleven Madison Avenue, Level 1B
New York, NY 10010
+1 212.325.2580

Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, NY 10080
+1 212.449.1000

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 165,300 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. News from Philips is located at www.philips.com/newscenter.

Safe harbour statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information:
Sajin Varghese
Philips Corporate Communications
Tel.:+31 20 5977425
Email:sajin.varghese@philips.com

May 05, 2004

Philips CEO Updates Market at Credit Suisse First Boston Conference

Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics (AEX: PHI, NYSE: PHG), will today address the Credit Suisse First Boston European Technology Conference in Barcelona, Spain. Mr. Kleisterlee will use this forum to recap the company’s performance during the first quarter of 2004, while discussing Philips’ management agenda for the remainder of the year.

Mr. Kleisterlee will trace how Philips is maintaining the momentum achieved in its business toward the end of 2003, by illustrating growth and substantial earnings improvement in the first quarter of 2004 compared with the same period in 2003. In commenting on the company’s performance to date, Mr. Kleisterlee said: “Now that our company is back on a more stable footing, it’s time to turn our attention to growing our business while maintaining the financial discipline we’ve instilled in our organization.” While in Barcelona, Mr. Kleisterlee will review the Philips’ 2004 business and performance agenda, as the company aims to maintain the upward trend in its performance.

With regard to the 2004 management agenda, Mr. Kleisterlee will also reconfirm the Medical System business is on track to reach the 14% EBITA target. For its Semiconductors division Philips expects the margins to further improve during the year. The Domestic Appliances and Personal Care business — with a focus on launching new products — will be back into higher sales and margins compared to the first quarter.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 165,300 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. News from Philips is located at www.philips.com/newscenter.

Safe harbour statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information:

Gerd Götz
Head of Media Relations
Royal Philips Electronics

Tel.:+31205977213
Email:gerd.goetz@philips.com

June 09, 2004

Philips outlines growth plans for Medical and China at meeting with financial analysts

Amsterdam, The Netherlands – Today, Royal Philips Electronics (AEX: PHI, NYSE: PHG) will be holding a meeting with investors and financial analysts that focuses on future profitable growth areas for the company – the company’s Medical Systems division and the company’s China activities.

Medical Systems on track to meeting financial targets – expanding focus on clinical IT, personal healthcare and molecular medicine

After having integrated USD 5 billion in medical acquisitions over the past five years and created a leadership position in several diagnostic medical imaging and monitoring markets, Philips will report that its Medical Systems business continues to be on the path to achieving 14 percent EBITA (12.2 percent EBIT) for 2004 supported by market share gains through the introduction of innovative products.

“Over the past couple of years we’ve succeeded in consistently improving our business performance – not only in terms of our financials, but also when it comes to developing innovative products, simplifying our supply chain and building intimate relationships with our customers. We’ve done this while continuing to invest in our future. Of course, this is only the beginning, and there is so much more we can do to help our customers diagnose and monitor patients earlier and more effectively, both inside and outside of the hospital,” said Jouko Karvinen, president and CEO, Philips Medical Systems.

At the meeting, executives will also address future growth opportunities for the Medical Systems business, and ways of expanding beyond the diagnostic imaging, patient monitoring and clinical IT businesses. While achieving the financial targets set for this year, the company will examine possibilities for acquisitions that extend and improve the company’s existing Medical Systems operations. In a follow-up phase, the company will explore strategies for entering the emerging market for molecular medicine, which may include additional acquisitions.

Another topic for discussion at the meeting will be the increasing trend toward personal healthcare. Approximately half of today’s healthcare costs in the hospital are associated with caring for the chronically ill. Studies have shown that enabling patients with chronic illnesses to monitor their condition at home not only helps lower healthcare costs, but also helps patients manage their health more effectively in an environment they prefer. Philips believes it is well positioned to address this potential market with its existing range of tele-monitoring devices, extensive experience in wireless home-networking technologies, intimate understanding of the end consumer and strong consumer brand. In personal healthcare, the company is working with partners to develop solutions that are broadband-based, personalized, linked to the care community, and which lead to the development of new care models.

In the field of molecular medicine, executives will discuss Philips’ strategic partnerships with customers and research institutes to develop the technologies and imaging agents for a market that is expected to take off in the next five years. Using an individual’s biochemistry as the basis for diagnosis and treatment, molecular medicine will be able to detect and image conditions like heart disease and cancer at the level of individual cells. This way treatment can be offered even before symptoms occur leading to dramatically better patient outcomes and lower costs to society.

Business activities in China forecast to double over five years With the Chinese economy continuing to grow approximately eight percent each year, Philips expects to expand its local market presence and increase exports from China. Between 2002 and 2007, the company forecasts its total business activities in the country will almost double to over EUR 12 billion. In 2003, Philips was already one of the largest foreign investors in China, with a staff of approximately 18,000 employees, and over 1000 research and development personnel employed in the country.

“China has the potential to make a major contribution to Philips’ top-line growth, since in China the markets for all of our businesses are expected to grow twice as fast as global markets,” David Chang, CEO of Philips China explained. Philips will capitalize on its leading market positions and strong brand to address this local demand, while stepping up research and development activities, broadening its base of Chinese talent and launching cross-company marketing programs. “With our recently announced manufacturing and R&D joint venture with Neusoft in China combined with Philips’ strengths in the country, we also expect our Medical Systems business to be a dramatic driver for growth in China,” David Chang added.

A webcast of the Financial Analysts Day begins at 10.00 CET and can be followed at www.investor.philips.com. At 17.00 CET, a press briefing on the subjects covered in the morning will also be webcast. To follow the press briefing, please visit www.philips.com/webcast.

Safe harbour statement
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 165,300 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. News from Philips is located at www.philips.com/newscenter.

For further information:

Jayson Otke
Philips Corporate Communications
Tel.:+31 20 59 77 215
Email:jayson.otke@philips.com

Philips and Neusoft officially launch joint venture on Medical Systems

June 23, 2004, Beijing—The joint venture by Royal Philips Electronics (AEX: PHI, NYSE: PHG) or “Philips,” of the Netherlands and China Neusoft Group or “Neusoft,” was officially launched today under the name of Philips and Neusoft Medical Systems Co., Ltd.. Over 30 senior officials from the central and provincialgovernments, and Dutch Embassy gathered for the ceremony today with industry associates to witness the official launch ceremony.

Located in Shenyang of Northeast China, the joint venture has registered capital of about US$30 million, which is equivalent to RMB about 250 million. Philips holds 51% of that capital share and Neusoft Digital Medical Company holds 49%. The R&D and manufacturing joint venture represents a breakthrough for Philips and Neusoft medical activities in China, which enables both parties to expand their R&D and manufacturing capabilities with a broader portfolio of medical equipment.

Both partners will benefit from the win-win partnership, as Neusoft will not only benefit from Philips’ experience with the most advanced technologies and management skills, but also have access to opportunities for much needed internationalisation. By joining forces with a local industry leader, Philips can quickly deploy its strategy for the market in China and gain a direct link to a long-term supply of skilled workforce as well as R&D talent, with the aim to build the new JV into a global competence center of Philips for economy to mid-range products.

Philips and Neusoft Medical Systems Co. Ltd. will begin developing and manufacturing computed tomography (CT), MR, Ultrasound and x-ray equipment, based on Neusoft Digital Medical Systems previous production capabilities and product designs from both houses. Both parties will retain their own brands, sales forces and service networks, in the meantime bring with them the understanding of different aspects of the medical systems business.

Dr. Liu Ji Ren, Chairman and CEO of Neusoft, said at the launch ceremony and press conference: “The cooperation marks the crusade of full-scaled internalisation of Neusoft Digital Medical Systems. By partnering with Philips in the areas of technology, management and marketing, we will not only be able to build up the competitiveness of Neusoft in domestic medical systems market, but also enhance our capabilities in the process of expanding global market.”

Dr. Martin Schuurmans, Executive Vice President of Philips Medical Systems, feels“Philips and Neusoft will take full advantage of their partnership to offer even more cost-effective advanced medical solutions for China and the rest of the world. By joining forces with Neusoft, Philips will leapfrog into the high-growth medical equipment market in China and sharpen the competitive edge by tapping into local know-how of applications for that market. In the meantime, expanding our base in China will also help us to serve international markets in Asia Pacific, South America and East Europe. “

“China has the potential to make a major contribution to Philips’ top-line growth,” said David Chang, CEO of Philips China, “the cooperation with Neusoft marks the major breakthrough of Philips Medical Systems in China market, we expects the Medical Systems business to be a dramatic driver for growth in China.”

According to the Ministry of Health, the public medical and health services remain as one of the most important pillars for social development and sustainable growth. This JV will provide the advanced medical equipments and solutions for the Chinese medical industry and enhance the Chinese R&D capabilities in the mid-range medical apparatus market.

As China’s economy continues to grow and as Chinese people continue to pay more attention to the healthcare industry, the medical market will experience a $1.7 billion US growth (which is an annual growth by about 10% by 2006). The investment made by the Chinese government in the medical equipment market has already experienced an annual increase of 13%. China has become the world’s third largest medical market, following the United States and Japan. However, it is expected to overtake Japan in the next five to ten years, becoming the world’s second largest medical market.

Statistics show that the medium and economy market products hold 75% of the Chinese medical market and 45% of the global medical market. Moreover, these products show an annual growth rate of 15% in China and 8% in the worldwide market. As the trend continues the mid-to- economy range products will soon become the mainstream in the medical market.

Centered on Shenyang, Liaoning Province has developed an economic zone with many emerging industries and markets, convenient transportations and infrastructure. Li Wancai, Vice Governor of Liaoning Province, hailed: “this partnership will exert a positive impact to boost the economic revitalization of Northeast China.” Chen Zhenggao, the Mayor of Shenyang Municipality, stated: “This cooperation is a wise decision to achieve win-win for Shenyang has developed over decades a solid foundation for manufacturing with capable engineers and management talents.”

Extensive training is now being provided to ensure that the JV can run with the same manufacturing efficiency as Philips’ other medical production sites and products are up to international standards. This will include on-site training of key managers and engineers as well as further improvement of ongoing quality controls. It is predicted to maintain an annual growth rate of 30% during the next five years. It is expected that by 2008 the JV will be doing the R&D and manufacturing of over 10 categories and 50 different kinds of products. The JV will export their products to the overseas market, especially to the emerging markets that have strong demands for medium and economy products (i.e. South America and East Europe).

About Neusoft Group Ltd.
Neusoft is one of the leading software and solution companies in China, it originated from Northeastern University in 1991. It owns the first listed software company in China, Neusoft Co., Ltd. Neusoft focuses on developing three main businesses, namely software and services (E-Solution), education and training (E&T Solution), and digital medical products (E-Hospital Solution). With 5800 employees and total assets of RMB3.8 billion, it has 7 research centers, 3 training centers as well as sales and services office in 40 cities nationwide. Neusoft had sales in 2002 of RMB2.06 billion. For more information, please visit at http://www.neusoft.com.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 165,300 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. News from Philips is located at www.philips.com/newscenter.

Safe harbour statement
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information:
Heidi Wilson
Philips Medical Systems
Tel.:+1 978 659 7302
Email:heidi.wilson@philips.com

Andre Manning
Senior Press Officer
Philips Corporate Communications
Tel.:+31 20 5977199
Email:Andre.manning@philips.com

Sharon Tang
Philips China Corp. Communications
Tel.:+86-010-6517-2288-3080
Email:sharon.tang@philips.com

Hou Ning
Neusoft Branding & Culture Center
Tel.:+86-24-8366-5661
Email:houn@neusoft.com

Yang Jiping
Neusoft Branding & Culture Center
Tel.:+86-24-8366-5662
Email:yangjp@neusoft.com

July 07, 2004
Philips to acquire leading USA electronics accessories supplier Gemini

Amsterdam, The Netherlands and Clifton, NJ, United States – Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Gemini Industries, Inc., the leading North American supplier of consumer electronics and PC accessories, announced today that they have signed an agreement under which Philips will acquire Gemini. Financial details of the acquisition have not been disclosed.

Since Gemini was founded in 1964, the New Jersey-based company has become the premier supplier of accessories for the audio, video, computing, gaming, digital imaging and telephony markets in the United States. Gemini’s current portfolio of 2500 products has given the company prominent positioning in major retail chains across America, including the leading national retailers. Philips has been a supplier to Gemini for the last 8 years, and has licensed its brand to part of Gemini’s portfolio. The company has approximately 500 employees.

Through the acquisition of Gemini, Philips will significantly grow the peripherals and accessories business activities on a global scale. The consumer electronics and PC-related accessories industry is growing fast. Within this market Gemini, whose 2003 gross sales were approximately US $200 million, has played a leading role in driving the application of ‘category management’, incorporating product creation, supply and shelf-space management in a single value chain. This acquisition provides Philips and Gemini with a unique opportunity to broaden the scope into Europe, to better serve the global retailers’ needs and leverage internal synergies between the two companies.

“Accessories are one of the fastest growing and higher-margin product categories in consumer electronics today, and represent an increasingly important part of retailers’ operations,” says Frans van Houten, Senior Vice President Royal Philips Electronics and CEO, Philips Consumer Electronics Business Groups. “This makes the acquisition of Gemini a perfect fit for Philips, broadening our US distribution strength and adding to our highly successful portfolio of innovative, easy-to-use and award-winning audio-video accessories and PC peripherals at the same time.”

“We look forward to continuing Gemini’s growth as part of Philips’ global organization,” says Michael O’Neal, Chief Executive Officer of Gemini. “With Philips’ backing – including its industry-leading technologies, excellent product development capabilities and worldwide brand – we will be better positioned to serve our customers and take the business to the next level.”

Subject to regulatory approval, it is anticipated that the transaction will close in August 2004.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 165,300 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. News from Philips is located at www.philips.com/newscenter.

Safe harbour statement
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information:

Andre Manning
Senior Press Officer
Philips Corporate Communications
Tel.:+31 20 5977199
Email:Andre.manning@philips.com

Katrina Blauvelt
Philips Consumer Electronics [USA]
Tel.:+1 770 821 2236
Email:Katrina.Blauvelt@philips.com

July 13, 2004

Philips reports net profit of EUR 616 million in second quarter

Report on the performance of the Philips Group

•	all amounts in millions of euros unless otherwise stated

•	the data included in this report are unaudited

•	financial reporting according to US GAAP

Philips reports net profit of EUR 616 million in second quarter

Philips recorded net income of EUR 616 million (EUR 0.48 per share), compared with net income of EUR 42 million (EUR 0.03 per share) in the same period last year.

Sales amounted to EUR 7,280 million, an increase of 11% over the same period last year. The weaker US dollar and dollar-related currencies had a downward effect of 3%. Comparable sales increased by 14%.

Income from operations was a profit of EUR 356 million, compared with a loss of EUR 26 million in Q2 2003.

Unconsolidated companies contributed EUR 430 million to net income, including a gain of EUR 99 million related to InterTrust Technologies Corp. In Q2 2003 results from unconsolidated companies amounted to EUR 108 million.

Cash flow from operating activities was EUR 62 million. In Q2 2003 cash flow from operating activities totaled EUR 148 million. Inventories as a percentage of sales amounted to 12.5%, compared to 12.8% in Q2 2003.

Gerard Kleisterlee,Philips’ President and CEO: “Clearly, Philips is on its way to sustained profitability and growth. The Board of Management is pleased to see the strong increase in top-line revenue, with improved income from operations and net income reflecting the benefit of continued financial discipline and focus on execution. Based on our innovation pipeline, a well-filled order book and a reduced cost structure, we are confident that in the second half of the year we will see ongoing growth in revenues and earnings across our divisions.”

Use of Non-GAAP Information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the Annual Report 2003, ‘Financial Statements and Analysis”.

Safe harbour statement
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 165,300 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. News from Philips is located at www www.philips.com/newscenter.

For further information:

Gerd Götz
Philips Corporate Communications
Tel.:+31 20 59 77 213
Email:gerd.goetz@philips.com